UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 7, 2021, Baidu, Inc. (the “Company”) announced that each of the following proposed resolutions submitted for shareholder approval has been duly adopted at its extraordinary general meeting of shareholders held in Beijing on December 7, 2021 (the “EGM”):

1.	as a special resolution, THAT the name of the Company be changed from “Baidu, Inc.” to “Baidu, Inc. 百度集團股份有限公司” by adopting the dual foreign name “百度集團股份有 限公司”;

2.

as a special resolution, THAT the Company’s Third Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum of Association and Articles of Association (the “Amended M&AA”); and

3.

THAT the registered office provider of the Company be and is hereby authorized to file any and all documents in relation of adoption of the Company’s dual foreign name and the adoption of the Amended M&AA with the Registrar of Companies in the Cayman Islands; and the Hong Kong registered office provider of the Company be and is hereby authorized to file any and all documents in relation of the adoption of the Amended M&AA with the Registrar of Companies in Hong Kong accordingly.

The Company hereby submits this current report on Form 6-K to furnish, among others, (i) the voting results of the EGM as set forth in Exhibit 99.1 hereto and (ii) the Fourth Amended and Restated Memorandum of Association and Articles of Association of the Company as set forth in Exhibit 3.1 hereto. For more details, please refer to exhibits to this current report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Rong Luo
Name:	Rong Luo
Title:	Chief Financial Officer

Date: December 7, 2021

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum of Association and Articles of Association of Baidu, Inc.

99.1	Voting Results of 2021 Extraordinary General Meeting of Baidu, Inc.

99.2	Press Release –– Baidu Announces Results of Extraordinary General Meeting

99.3	Announcement with the Stock Exchange of Hong Kong Limited –– Results of Extraordinary General Meeting of Shareholders